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                      January 4, 2023

       Kirk P. Taylor
       Chief Financial Officer
       American Resources Corporation
       12115 Visionary Way
       Fishers, IN 46038

                                                        Re: American Resources
Corporation
                                                            Amendment to Form
10-K for the fiscal year ended
                                                            December 31, 2021
                                                            Form 8-K filed on
August 15, 2022
                                                            File No. 001-38816

       Dear Kirk P. Taylor:

               We issued comments to you on the above captioned filing on December 6, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 18, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650
       with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation